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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-12014.

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                        MER Telemangement Solutions Ltd.



6-K Items

     1. Mer Telemanagement Solutions Ltd. today announced the resignation of Prof. Nava Pliskin, an outside director, effective as of December 27, 2004, for personal reasons. The registrant's Board of Directors has proposed the election of Dr. Orna Berry as an outside director at an Extraordinary Meeting of Shareholders which is to be held on January 28, 2005.





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                  (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date: December 28, 2004